UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated June 12, 2024

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
100 Campus Drive, West Side, 4th Floor, Suite 410
Florham Park, New Jersey 07932
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On June 12, 2024, BeyondSpring Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Dr. Quanqi Song (the “Investor”), pursuant to which the Company issued and sold, in a registered offering, an aggregate of 1,271,187 shares of the Company’s ordinary shares, par value $0.0001 per share (the “Shares”), at a purchase price of $2.36 per share.

The gross proceeds from the offering were approximately $3 million, before deducting expenses.

Under the terms of the Purchase Agreement, the Shares were offered pursuant to a registration statement on Form F-3 (File No. 333-257639), which was filed with the Securities and Exchange Commission on July 2, 2021 and was declared effective on July 13, 2021.

Under the terms of the Purchase Agreement, the Investor agreed to a customary lock-up period for sixty (60) days from the date of closing, during which time the Investor agreed not to sell the Shares, enter into any derivative transactions with respect to the Shares or publicly disclose the intention to do any of the foregoing, in each case without the Company’s prior written consent, subject to certain exceptions.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3, File No. 333-257639, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082, of the Company.

Exhibit No.	Description
5.1	Opinion of Maples and Calder (Hong Kong) LLP, Cayman counsel to the Registrant, as to the validity of the ordinary shares being registered (including consent)
10.1	Securities Purchase Agreement dated as of June 12, 2024, between BeyondSpring Inc. and Dr. Quanqi Song
23.1	Consent of Maples and Calder (Hong Kong) LLP (included in the opinion filed as Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

	By:	/s/ Lan Huang

	Name:	Lan Huang

	Title:	Chairperson and Chief Executive Officer

Date: June 12, 2024